Exhibit 99.11

TOWER ONE WIRELESS CORP.
(Formerly Pacific Therapeutics Ltd.)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended
March 31, 2017 and 2016
(Unaudited)
(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at March 31, 2017, the condensed consolidated interim statements of comprehensive loss for the three months ended March 31, 2017 and 2016, the condensed consolidated interim statement of changes in equity as at March 31, 2017 and 2016, and the condensed consolidated interim statement of cash flows for the three months ended March 31, 2017 and 2016. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the March 31, 2017 and 2016 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	March 31, 2017	December 31, 2016
		(Unaudited)	(Audited)
		$	$
Current Assets
Cash		79,743	9,864
Amounts receivable		45,153	-
Advances and deposits		893,560	-
Prepaid expenses and deposits		115,307	114,032
		1,133,763	123,896
Equipment	7	253,374	248,478
		1,387,137	372,374

Current Liabilities
Accounts payable and accrued liabilities		46,688	70,406
Deferred revenue		4,620	4,480
Due to related parties	6	-	615,522
		51,308	690,408

Shareholders’ Deficiency
Share capital	8	3,041,442	4,300
Subscriptions received	8	30,000	-
Contributed surplus		208,211	-
Deficit		(1,925,602)	(313,155)
Accumulated other comprehensive loss		(18,222)	(9,179)
		1,335,829	(318,034)
		1,387,137	372,374

Nature of operations and going concern (Note 1)
Subsequent event (Note 12)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three Months Ended
		March 31, 2017	March 31, 2016
		$	$
Revenues		22,849	782

Expenses
Advertising and promotion		104,980	-
Amortization	7	3,367	-
Bank charges and interest		25,459	173
Insurance		1,715	166
Office and miscellaneous		49,070	24,193
Permits and licenses		7,290	-
Professional fees		256,534	38,184
Telephone and utilities		3,254	-
Transfer agent and filing fees		9,390	-
Travel		30,070	8,346
		491,129	71,062

Loss before other expense		(468,280)	(70,280)

Other expense
Listing expense	3	(1,144,167)	-

Net loss		(1,612,447)	(70,280)

Other comprehensive loss
Item that will not be reclassified to profit or loss:
Foreign exchange translation adjustment		(9,043)	(3,059)
Comprehensive loss		(1,621,490)	(73,339)
Loss per common share – basic and diluted		(0.04)	(7.03)
Weighted average number of common shares outstanding:		45,775,521	10,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statement of Changes in Deficiency
(Expressed in Canadian Dollars)
(Unaudited)

						Accumulated
	Number of					other
	Common	Share	Subscriptions	Contributed		comprehensive
	shares	capital	Received	Surplus	Deficit	income	Total
		$	$	$	$	$	$

Balance at December 31, 2015	10,000	4,300	-	-	(21,151)	-	(16,851)

Net loss	-	-	-	-	(70,280)	-	(70,280)
Comprehensive loss	-	-	-	-	-	(3,059)	(3,059)
Balance at March 31, 2016	10,000	4,300	-	-	(91,431)	(3,059)	(90,190)

Balance at December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383
Shares issued for cash, net	15,484,912	2,026,759	-	208,211	-	-	2,234,970
Subscriptions received	-	-	30,000	-	-	-	30,000
Net loss	-	-	-	-	(1,612,447)	-	(1,612,447)
Comprehensive loss	-	-	-	-	-	(9,043)	(9,043)
Balance at March 31, 2017	52,220,797	3,041,442	30,000	208,211	(1,925,602)	(18,222)	1,335,829

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended
	March 31, 2017	March 31, 2016
	$	$
Cash flows from operating activities

Net loss	(1,612,447)	(70,280)
Item not affection cash:
Listing expense	1,144,167	-
Amortization of intangible assets	3,367	-
Unrealized foreign exchange gain	-	856
	(464,913)	(69,424)
Changes in non-cash working capital items:
Amounts receivable	(30,723)	(110)
Prepaid expenses	28,545	-
Accounts payable and accrued liabilities	(159,608)	(330)
Due to related parties	-	(7,967)
	(626,699)	(77,831)

Cash flows from investing activities
Cash received from reverse acquisition	1,378,183	-
Advances and deposits	(893,560)
Equipment	(479)	-
	484,144	-

Cash flows from financing activities
Shares issued for cash, net	632,713	-
Subscriptions received	30,000	-
Advances to related parties	(450,330)	107,134
	212,383	107,134

Effect of changes in exchange rates on cash	51	(3,915)

Change in cash	69,879	25,388
Cash, beginning	9,864	-

Cash, ending	79,743	25,388

Supplemental disclosure of cash flow information:
Cash paid for interest	24,399	-
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On October 19, 2016, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended March 31, 2016 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these condensed consolidated interim financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At March 31, 2017, the Company had an accumulated deficit of $1,925,602 which has been funded primarily by the funding from related parties. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes for the year ended December 31, 2016. These condensed interim financial statements have been prepared using the same accounting policies and judgments and estimates as described in the Company’s December 31, 2016 annual financial statements.

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on May 30, 2017.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(b) Basis of Presentation

These condensed consolidated interim financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The financial statements are presented in Canadian dollars. The functional currency of Tower One is Canadian and Tower Three is Colombian Peso.

(c) Basis of Consolidation

These condensed consolidated interim financial statements include the assets and operations of the Tower One and Tower Three.

All significant inter-company balances and transactions have been eliminated on consolidation.

(d) Use of Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, recognition of revenue, useful lives and impairment of long-lived assets, deferred income tax assets and liabilities and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

3. REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The share based compensation in the amount of $1,010,383 included in the listing expense is comprised of the fair value of the existing shares prior to the Acquisition at $0.15 per share retained by the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement.

The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
133,784
Total listing expense	1,144,167

4. SIGNIFICANT ACCOUNTING POLICIES

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company’s revenue is derived from leasing of towers to various telecommunication companies. Leasing revenue is recognized on a straight-line basis over the terms of the leases. The term of existing lease agreements is between five to thirteen years.

Foreign currency translation

The functional currency of Tower Three is Columbian Peso.

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the period ended March 31, 2017, an unrealized foreign exchange translation loss of $9,043 was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso with respect to the Canadian dollar.

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Long-lived assets

Long-lived assets are stated at cost which includes the acquisition price and any direct costs to bring the asset into productive use at its intended location.

Amortization for equipment is recognized using the straight line method over their estimated useful lives at a rate of 5% per year.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

(a) Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from other comprehensive income (loss) and recognized in profit or loss.

The Company has classified its cash at fair value through profit or loss. The Company’s amounts receivable and due from related parties are classified as loans and receivables.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued)

(a) Financial assets (continued)

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

(b) Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable is classified as other financial liabilities.

Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the period ended March 31, 2017 which had a significant impact on the condensed consolidated interim Financial Statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

5. RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments - In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (“FVOTCI”) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test.

IFRS 15 - Revenue from Contracts with Customers - On May 28, 2014 the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 will replace IAS 11, “Construction contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer loyalty programmes”, IFRIC 15, “Agreements for the construction of real estate”, IFRIC 18, “Transfers of assets from customers” and SIC 31, “Revenue – barter transactions involving advertising services”. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time; or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - On January 13, 2016 the IASB issued IFRS 16, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, “Revenue from contracts with customers” at or before the date of initial adoption of IFRS 16.

The extent of the impact of adoption of these above standards on the condensed consolidated interim financial statements of the Company has not yet been determined.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

6. DUE TO RELATED PARTIES

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing, and payable on demand. As at March 31, 2017 and December 31, 2016, the Company has the following balances with related parties:

	March 31,	December 31,
	2017	2016
Due to related parties:	$	$
Tower One Wireless Corp.	-	189,589
Amounts owing to a company controlled by a director	-	356,268
Amounts owing to the parent of the CEO	-	69,665
	-	615,522

Included in accounts payable was the commission payables in the amount of $nil to the officers of the company (December 31, 2015 - $6,531).

7. EQUIPMENT

$
Cost
December 31, 2015	-
Construction	244,708
Foreign exchange movement	7,313
December 31, 2016	252,021
Construction	479
Foreign exchange movement	7,873
March 31, 2017	260,373

Accumulated amortization
December 31, 2015	-
Additions	3,440
Foreign exchange movement	103
December 31, 2016	3,543
Additions	3,367
Foreign exchange movement	89
March 31, 2017	6,999

Net book value
December 31, 2016	248,478
March 31, 2017	253,374

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

8. SHARE CAPITAL a) Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

On January 12, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units.

During the period ended March 31, 2017, the Company received $30,000 for exercise of 75,000 warrants. The common shares were not issued as of March 31, 2017.

b) Escrowed Shares

Pursuant to an escrow agreement dated, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At March 31, 2017, all the 30,000,000 common shares remain in escrow.

c) Warrants

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allows the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.4. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	225%
Expected dividend yield	0%
Expected forfeiture rate	0%

Information regarding the Company’s outstanding warrants is summarized below:

	Expiry date	Number	Exercise price
Balance, December 31, 2016	-	-	-
Granted	January 12, 2018	16,070,029	$0.40

Balance, March 31, 2017		16,070,029	$0.40

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

8. SHARE CAPITAL (CONTINUED)

c) Warrants

The following table summarizes the share purchase warrants outstanding and exercisable as at March 31, 2017:

		Remaining contractual
Warrants outstanding	Exercise price	life (years)	Expiry date
16,070,029	$0.40	0.79	January 12, 2018

9. CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

10. FINANCIAL INSTRUMENTS AND RISK

As at March 31, 2017, the Company’s financial instruments consist of cash and accounts payable. The carrying value of these financial instruments approximates their fair values because of the short term nature of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner and maintain sufficient cash on hand.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At March 31, 2017, through Tower Three, the Company had cash of $49,517 and accounts payable of $44,463, all of which were denominated in Colombia Peso.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2017 and 2016
(Expressed in Canadian Dollars)
(Unaudited)

10. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. The Company is not exposed to interest rate risk as no financial instruments are interest-bearing. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from the financial statements.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.

11. ECONOMIC DEPENDENCE

For the period ended March 31, 2017, all the sales were generated by one customer. The loss of this customer could have a material adverse effect on the Company’s financial position and results of operations.

12. SUBSEQUENT EVENT

On April 4, 2017, the Company announced it has acquired a 90% interest in an established Telecom services and site acquisition company (“Service Company”). The Service Company currently provides site acquisition and licensing to the Telecom Industry in Colombia. Since the Service Company was established in 2005, it has successfully completed the lease/purchase of over 300 Cellular Sites (Real Estate), and has been contracted by all the major Telecom operators in Colombia. This strategic acquisition gives Tower One additional extensive experience in an area essential to its core business.